1290 AVENUE OF THE AMERICAS NEW YORK, NY 10104-0050 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM
morrison & foerster llp
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Writer’s Direct Contact 212.468.8179 APinedo@mofo.com

July 2, 2010

Ms. Kate Tillan
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	BioMimetic Therapeutics, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed March 12, 2010 Form 10-Q for the quarterly period ended March 31, 2010 File No. 000-51934
Ladies and Gentlemen:

On behalf of our client, BioMimetic Therapeutics, Inc., a Delaware corporation (the “Company”), transmitted herewith are responses to the Staff’s comments to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 (“Form 10-Q”), which comments were set forth in the Staff’s letter to the Company dated June 29, 2010 (the “Comment Letter”) addressed to Larry Bullock, the Company’s Chief Financial Officer.

For ease of reference, we have noted the Staff’s comments in bold faced type and the responses in regular type.

Form 10-K for the fiscal year ended December 31, 2009

 Item 1, Business, page 1

 Purchase and Supply Obligations, page 24

1.
Please tell us where you filed as exhibits the amended agreements with Kensey Nash mentioned in the first three paragraphs on page 25 and the agreement with Cam Bioceramics BV mentioned in the fourth paragraph on page 25.

Response: The Company respectfully notes the Staff’s comment.  The Company has not filed such agreements with the SEC as the Company does not consider such agreements to be material.

The agreement with Cam Bioceramics BV (“CAM”) is a standard supply agreement under which the Company purchases beta tricalcium phosphate (TCP) for use in manufacturing its product and product candidates.  Specifically, the Company has used CAM’s TCP to validate manufacturing processes, produce product candidates for use in clinical studies, and produce commercial products.

The CAM TCP is not a unique material developed specifically for the Company’s use.  TCP is essentially a commodity item and there are numerous FDA-cleared TCP products readily available from multiple sources.  Unlike the Novartis recombinant growth factor component of the Company’s product and product candidates, the Company’s regulatory filings do not require it to obtain TCP from any specific vendor.  In fact, over the years, the Company has obtained and utilized TCP from several other sources including Skeletal Kinetics (used in clinical product candidates), Orthovita (used in manufacturing validation, clinical product candidates, and commercial products), and CAP Biomaterials (used in manufacturing validation).  Although a change in vendors would require regulatory approval, by utilizing one of the existing FDA-cleared products the Company could significantly expedite the regulatory approval process.  Consequently, a change in vendor would have minimal, if any, impact on the Company’s product supply.

Furthermore, there is nothing unique regarding the Company’s contractual relationship with CAM.  The Master Service Agreement does not provide for exclusivity nor does it require that the Company purchase any minimum quantities of TCP or make any milestone payments.  If this agreement were terminated, the Company would simply obtain TCP from another readily available source, and it would not have any material impact on the Company.

Regarding the amendments to the Company’s agreement with Kensey Nash Corporation (“KNC”), the substance of many of those provisions have been disclosed in the Company’s 10-K’s, and those that have not been disclosed are either not material or modify provisions in the original agreement that were subject to confidential treatment, and therefore not disclosed.

In particular, the First Amendment made the following changes:

(1)
The Amendment modified definitions of “Injectable Products”, “Putty Products” and “Sheet Products.”  These definitions were previously subject to confidential treatment and therefore were never disclosed. (Sections 1 – 3 of First Amendment.)

(2)
Under the original agreement it was contemplated that the Company would provide KNC with TCP for use forming the KNC TCP/collagen matrix.  The parties amended a number of sections in the agreement to provide the Company with the option of ether providing the TCP or allowing KNC to utilize its own source of TCP, including the following:

a.	Section 4 of the First Amendment set forth the Company option.

b.	Sections 5 and 6 of the First Amendment added an obligation that KNC perform certain standard quality testing on its TCP if the Company elects not to supply TCP to KNC.

c.	Section 7 of the First Amendment added the obligation for KNC to disclose the name of its TCP supplier and the terms of its supply arrangement if KNC intentionally discontinued supply of the product.

d.
Sections 8 and 9 of the First Amendment revised pricing Schedule D to differentiate pricing based on whether or not the Company supplied TCP (all pricing in original schedule is subject to confidential treatment, and therefore was never disclosed).

Whether the Company sourced the TCP used in the KNC matrix from a third party or directly from KNC is not material, and it would have little or no financial impact on the Company.

(3)
The Amendment reallocated the milestones payments with no net change in the amount of milestones due under the agreement (Sections 10 and 11 of First Amendment).  The original amounts of all milestones are subject to confidential treatment, and therefore were never disclosed.  Since the original amounts of the milestone payments were not disclosed, reallocation of the amounts is not material.  Furthermore, to the extent any reallocations affected the timing of the milestone payments, such changes were reflected in the Company’s disclosure of its overall anticipated near term and long term milestone commitments.

The Second Amendment made the following changes:

(1)
The Amendment gave the Company the right to terminate the relationship upon 30 days; notice as to certain sports medicine indications if it concluded in its sole discretion that the products would not be commercially viable. ( Section 1 of the Second Amendment)

(2)	The Amendment reallocated the milestone payments associated with those product categories with no net change in the amount of milestones due under the agreement. (Sections 2 and 3 of First Amendment.)

(3)	The Amendment added a pricing schedule for those product categories, and set forth a development timeline. (Schedule D3 and Exhibit A to Second Amendment)

The original amounts of the reallocated milestones were subject to confidential treatment, as was all pricing in the original agreement.  In addition, the substance of the Second Amendment is set forth fully in the Company’s Annual Reports on Form 10-K, which state as follows:

In December 2006, we amended the agreement with Kensey Nash to accelerate certain milestone payments associated with the development of a matrix for sports medicine applications. In particular, we made a payment to Kensey Nash upon executing the amendment as compensation for development that had been completed relating to a matrix for sports medicine applications, and we agreed to make certain quarterly payments to Kensey Nash during 2007 and 2008. To offset these payments, the milestone payments in the original agreement relating to the first commercial sale of product were reduced by an amount equal to the quarterly payments and the payment made upon signing the amendment.

In August 2008, we terminated the then current development project relating to a product for tendon and ligament injury treatment being developed under the agreement. This termination was effective in September 2008, at which time we stopped making the quarterly payments to Kensey Nash. We are still required to make subsequent payments to Kensey Nash based on the achievement of certain regulatory and commercial milestones of other orthopedic products developed under the agreement.

Consequently, the complete substance of the Second Amendment (except to the extent subject to confidential treatment) has been disclosed.

The Third Amendment provided for the payment of three installment payments ($100,000, $50,000 and $50,000) for additional development work performed by KNC.  In view of the amount of these payments, the Company does not believe that the Amendment is material.  In any event, the payments were included in the Company’s financial disclosure, and the substance of the amendment was described in Item 1 of the Company’s Annual Report on Form 10-K.

 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 59

 Overview, page 59

2.
When drafting future “Overview” sections for your Management’s Discussion and Analysis of Financial Condition and Results of Operations, please carefully review the guidance in Release 34-48960 (December 19, 2003). As noted in that release, an overview should include the most important matters on which a company’s executives focus in evaluating financial condition and operating performance and provide a context for the discussion and analysis of the financial statements. A good overview should:

•
be a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results;

•	include economic or industry-wide factors relevant to the company;
•
provide insight into the material opportunities, challenges and risks on which the company’s executives are most focused and the actions the company’s executives are taking to address those opportunities, challenges and risks; and

•	address other issues mentioned in the Release.

For example, we note your March 12, 2010 earnings conference call about net losses for the year.

Response: The Company intends to draft the Management’s Discussion and Analysis of Financial Condition and Results of Operation section of its future filings in response to the Staff’s comment.

 Item 9A. Controls and Procedures

 Evaluation of Disclosure Controls and Procedures, page 79

3.
We note your statements with respect to reasonable assurance. Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response: The Company intends to amend the Form 10-K and the Form 10-Q in response to the Staff’s comment.  Please see the attachment to this letter.

Changes in Internal Control over Financial Reporting, page 79

4.
We note your disclosure that there were no significant changes in your internal control over financial reporting during the period covered by the Form 10-K. To the extent that your disclosure was provided to address Item 308(c) of Regulation S-K, in future filings your disclosure should address any change that occurred during the last quarter (your fourth fiscal quarter in the case of an annual report) that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please correct the disclosure in future filings.

Response: The Company intends to amend the Form 10-K and the Form 10-Q in response to the Staff’s comment.  Please see the attachment to this letter.

 Management’s Report on Internal Control Over Financial Reporting, page 79

5.
We note that you included your conclusion on the effectiveness of your disclosure controls and procedures under the heading for your report on internal control over financial reporting and not your evaluation of disclosure controls and procedures. We also note that you combined your conclusion on the effectiveness of disclosure controls and procedures with your conclusion on the effectiveness of internal control your financial reporting. We note that you similarly combined your conclusions in your March 31, 2010 Form 10-Q. Please amend your Form 10-K and Form 10-Q to include a separate conclusion of your management on the effectiveness of disclosure controls and procedures under the appropriate heading. Refer to Item 307 of Regulation S-K.

Response: Response: The Company intends to amend the Form 10-K and the Form 10-Q in response to the Staff’s comment.  Please see the attachment to this letter.

6.
In addition, we note your statement that you evaluated the effectiveness of your disclosure controls and procedures using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework. It is not clear why this disclosure refers to the evaluation of your disclosure controls and procedures. Please amend your Form 10-K to disclose the framework used by management to evaluate the effectiveness of your internal control over financial reporting consistent with Item 308(a)(2) of Regulation S-K.

Response: The Company intends to amend the Form 10-K in response to the Staff’s comment.  Please see the attachment to this letter.

 Item 10. Directors, Executive Officers and Corporate Governance, page 82

7.
In connection with our review of your Part III information, we note the biographical information of each director in the last sentence of the last two paragraphs beginning on page 5 through 7 of your proxy statement under “Election of Directors.” In future filings, be more specific in describing the specific experience, qualifications, attributes or skills that led the board to conclude that such person should serve as a director. See Item 401(e) of Regulation S-K.

Response: The Company respectfully notes the Staff’s comment and intends to provide more specific disclosure regarding the experience, qualifications, attributes and skills of its directors in future filings in response to this comment.

8.
In connection with our review of your Part II information, we note the reference to “diversity” in the second paragraph on page 12 of your proxy statement. In future filings, please describe how this policy of diversity is implemented.

Response: The Company respectfully notes the Staff’s comment and intends to describe the Nominating and Governance Committee’s consideration of diversity in background and experience in making its decisions regarding nominees to the Board of Directors in response to this comment.

 Item 11, Executive Compensation, page 82

9.
In connection with our review of your Part III information, we note the reference to “benchmark review” in the second paragraph under the section “Executive Compensation Philosophy” on page 14 of your proxy statement and the reference on page 15 to the “compensation committee considered the average compensation.” In future filings, please specifically identify the elements of compensation that are benchmarked and how such benchmarks are determined. For example, please disclose whether you compared yourself to the 50th percentile, a range of benchmarks or otherwise. See Item 402(b)(2)(xiv) of Regulation S-K.

Response: The Company respectfully notes the Staff’s comment and intends to enhance its disclosure in future filings in response to this comment.

10.
In our review of your Part III information, we note that you have not disclosed the 2009 and 2010 “goals” mentioned in the penultimate paragraph under the section “Annual Discretionary Cash Bonus” beginning on page 16 of your proxy statement. In future filings, provide more specific disclosure of the nature of the goals without disclosing information that is appropriate for confidential treatment. To the extent you believe disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed explanation supporting your conclusion. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http:/www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. To the extent that it is appropriate to omit specific goals, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) to Regulation S-K. In discussing how difficult or likely it will be to achieve the goals and increased shareholder value, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response: The Company respectfully notes the Staff’s comment and intends to enhance its compensation disclosure in future filings in response to this comment.

11.
In connection with our review of your Part III information, we note from your disclosures under the section “Long-Term Incentives” beginning on page 17 of your proxy statement that you granted restricted shares to your named executive officers. In future filings, please include analysis and insight into how your compensation committee made its compensation determination with respect to each named executive officer. For example, discuss and analyze how the compensation committee determined the actual number of restricted shares that were awarded to your named executive officers and, if applicable, why those awards varied among your named executive officers. For example, we note the references in the last full paragraph on page 18 “individual performance” and “goals.”

Response: The Company respectfully notes the Staff’s comment and intends to enhance its compensation disclosure in future filings in response to this comment.

 Item 13. Certain Relationships and Related Transactions, page 82

12.
In connection with our review of your Part III information, we note the disclosure on page 35 and 36 of your consulting agreements with Dr. Friedlander. Please tell us where you filed as exhibits the consulting agreements.

Response: The Company’s consulting agreement with Dr. Friedlaender is a standard fee for service agreement that does not provide for any minimum mandatory payments.  The Company only pays Dr. Friedlaender an hourly fee based on time actually spent consulting with the Company independent of his responsibilities as a board member.  As noted in the Company’s 2010 proxy the Company only paid Dr. Friedlaender $5,000 for consulting in 2009.  The Company anticipates that payments under the agreement will continue to be very low, and therefore the agreement is immaterial in amount and significance.  Accordingly, pursuant to Item 601(10)(ii), the Company is not required to file the agreement.

 Consolidated Financial Statements

 Consolidated Statements of Operations, page F-4

13.	We see that you record royalty and sublicense fee revenues. Tell us whether you incur any costs specifically attributable to this revenue and, if so, where the amounts are classified.

Response: The Company does not incur any costs directly attributed to royalty and sublicense fee revenues.  The Company has agreements with Luitpold Pharmaceuticals, Inc. (“Luitpold”) that cover an exclusive worldwide sublicense and license, trademark license, concurrent use, supply and royalty income relationship.

In January 2008, the Company completed a transaction with Luitpold pursuant to which the Company agreed to sell to Luitpold its remaining orofacial therapeutic business, including the rights to the downstream formulation, fill, finish, manufacturing and kitting of GEM 21S® Growth-factor Enhanced Matrix (“GEM 21S”).  As a result of this transaction, the Company continues to receive royalty revenue based on net sales of GEM 21S.

Sublicense fee revenue represents the current amortization of the milestone payments the Company received from Luitpold.  The FDA approved the marketing of GEM 21S on November 18, 2005.  As a result, the Company received an initial milestone payment under a related 2003 exclusive sublicense agreement with Luitpold in the amount of $15,000,000.  In December 2007, we received an additional $5,000,000 milestone payment from Luitpold in connection with the second anniversary of the GEM 21S approval.  In accordance with the provisions of FASB ASC 605-25, Revenue Recognition, Multiple-Element Arrangements (formerly EITF 00-21, Revenue Arrangements with Multiple Deliverables), and the specific accounting guidance regarding biotechnology license, research and development and contract manufacturing agreements, we are amortizing the $15,000,000 and $5,000,000 proceeds over the term of the amended and restated sublicense agreement with Luitpold, which expires on December 31, 2026.  Sublicense fee revenue represents the current amortization of the $20,000,000 proceeds.

14.
In a related matter, we see on pages 70 and 72 you attribute a portion of your general and administrative expense to royalty expense related to GEM21S sold by Luitpold. Please tell us if this royalty expense is a cost to the royalty revenue you recognized. Further, please tell us the accounting literature you considered in determining your financial statement presentation for royalty expense.

Response: The royalty expense related to GEM21S is not a cost of the royalty revenue recognized.

The Company co-owns certain U.S. patents with Harvard University (“Harvard”).  The Company entered into a license agreement with Harvard that provides it with an exclusive worldwide license to these patents, which are directed towards the use of rhPDGF and other growth factors for the healing and restoration of bone and other tissue defects.  Under the license agreement, the Company is obligated to make certain royalty and milestone payments to Harvard.

The Company has licensed 19 U.S. patents and their foreign counterparts from ZymoGenetics, Inc. (“ZymoGenetics”) covering various formulations of PDGF or manufacturing processes for PDGF.  As a part of the licensing agreement relating to such patents, the Company agreed to pay royalties to ZymoGenetics based on net sales of licensed products under the agreement on a country-by-country basis during the term of the agreement.

The Company believes that the royalty expense is properly classified as a general and administrative expense as it is not related to the cost of sales of GEM 21S.  The Company considered the accounting guidance of FASB ASC 605-45-45, Principal Agent Considerations, but does not believe that the Company is an agent nor does the Company believe that its transactions meet the criteria that are governed by this section.  The Company has also reviewed the guidance of FASB ASC 705, Cost of Sales and Services.  Since the Company does not have any sales of a commercial product, it does not believe that the royalty expense it is paying under an intellectual property licensing agreement would be governed by this guidance.  Furthermore, the Company considered the guidance of FASB ASC 720, Other Expenses, but concluded that there was not any specific guidance in this section related to commission or royalty expenses associated with intellectual property licensing fees.

15.	Further, if royalty revenue and expense referred to above are related, please tell us how you considered whether to account for the GEM21S royalty revenue gross or net. Refer to FASB ASC 605-45-45.

Response:  The Company does not believe that the royalty revenue and expense referred to above are related.  The royalty revenue and royalty expense are attributable to two different, independent transactions: (1) royalties received by the Company from a third party’s sale of their commercial product and (2) royalties paid by the Company under the terms of an intellectual property licensing agreement.  The Company has considered the guidance of FASB ASC 605-45-45 in its determination of the reporting presentation.  In the Company’s judgment, it is not an agent earning a commission or fee.  Therefore, in the Company’s judgment, the amounts should not be netted for financial statement presentation.

 2. Summary of Significant Accounting Policies, page F-10

16.
We see that you are utilizing a distributor for sales in Canada. Please tell us about the principal provisions of sales to your distributor. In that regard, please tell us about any price protection arrangements, rights of return or exchange, or other post-shipment obligations and the impact of these matters on the timing of revenue recognition.

Response:  The Company has an orthopedic product that has been approved for sale in Canada.  The distributor has exclusive distribution rights in Canada.  The distributor is responsible for obtaining all licenses, permits and authorizations required for importing of the product.  Title to the product transfers upon delivery to the distributor.  Failure to inspect within 10 days and to notify us of shortage, damage or discrepancy or nonconformity constitutes a waiver of the distributor’s rights of inspection and shall be equivalent to acceptance of the goods.  There are no price protection arrangements, rights of return or exchange, or other post-shipment obligations related to the distribution arrangements.

 Form 10-Q for the Quarterly Period Ended March 31, 2010

 Item 4. Controls and Procedures, page 20

17.
We note your disclosure that concluded that your disclosure controls and procedures and your internal control over financial reporting were effective as of the end of the period covered by this report. These conclusions are included under a section labeled Management’s Evaluation on Internal Control over Financial Reporting. However, in the following paragraph you disclose that the Form 10-Q does not include a report of management’s assessment regarding your internal controls over financial reporting. Please note that while Rule 13a-15(b) requires you to evaluate the effectiveness of your disclosure controls and procedures as of the end of each fiscal quarter, Rule 13a-15(c) requires you to evaluate the effectiveness of your internal control over financial reporting as of the end of each fiscal year and, therefore, the disclosures made pursuant to Item 308 of Regulation S-K would only be required in your annual reports on form 10-K. Tell us whether you performed an assessment of your internal controls as of March 31, 2010.

•
If you did, file an amended 10-Q to revise the section to provide all the disclosures required by Item 308 of Regulation S-K and to provide a separate conclusion on the effectiveness of your disclosure controls and procedures outside of the section labeled management’s Evaluation of Internal Control over Financial Reporting.

•
Otherwise, please file an amended 10-Q to remove all references to your management’s assessment of your internal control over financial reporting and its conclusion on the effectiveness of your internal control over financial reporting on that date.

Response: The Company did not perform an assessment of its internal controls as of March 31, 2010.  The Company intends to amend the Form 10-Q in response to the Staff’s comment.  Please see the attachment to this letter.

*           *           *

Please note that the Company has authorized us to inform you that it acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at the telephone number set forth above or Joseph Magnas at 212.336.4170 with any question or comment you may have regarding the responses set forth herein.  In addition, please send all written correspondence directly to the undersigned and Joseph Magnas of Morrison & Foerster LLP, 1290 Avenue of the Americas, New York, New York 10104, telecopy 212.468.7900, with copies to Larry Bullock and Samuel Lynch, the Company’s President and Chief Executive Officer, at 389 Nichol Mill Lane, Franklin, TN 37067, telecopy 615.844.1281.

Sincerely,

/s/ Anna T. Pinedo

cc:	Larry Bullock Samuel Lynch Earl Douglas

Attachment

Item 4 of Annual Report for the year ended December 31, 2009

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  These controls and procedures are designed to ensure that the required information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2009.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act, that occurred during the quarter ended December 31, 2009 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Management assessed our internal control over financial reporting as of December 31, 2009, the end of our fiscal year.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control — Integrated Framework. Management’s assessment included evaluation of elements such as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment.

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of the end of the fiscal year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.  We reviewed the results of management’s assessment with the Audit Committee of our Board of Directors.

Inherent Limitations on Effectiveness of Controls

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all errors, misstatements or fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.  The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within a company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls.  The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Projections of any evaluation of controls effectiveness to future periods are subject to risks.  Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Report of Independent Registered Public Accounting Firm

Ernst & Young LLP, the independent registered public accounting firm that audited the Company’s consolidated financial statements included in this Form 10-K, has issued a report on the Company’s internal control over financial reporting, which is included herein.

Item 4 of Quarterly Report for the quarter ended March 31, 2010

Item 4.    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.  These controls and procedures are designed to ensure that the required information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as of as of the end of the period covered by this Quarterly Report on Form 10-Q.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this Quarterly Report on Form 10-Q that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all errors, misstatements or fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.  The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within a company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls.  The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks.  Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

A-2